Exhibit 99.1

  Tremor International Reports Results for the Three and Six Months Ended June 30, 2023

Adjusted EBITDA significantly rebounded by 137%, and Adjusted EBITDA Margin doubled, in Q2 2023 compared to Q1 2023; Company expects further improvement to Adjusted EBITDA and Adjusted EBITDA
Margin in H2 2023 vs. H1 2023

Generated significant programmatic revenue and CTV revenue in Q2 and H1 2023, driven by strategic investments and product development in Company’s core growth drivers

Rebranded products and platforms as Nexxen, successfully simplifying the value proposition of the
Company’s horizontal technology ecosystem, while driving greater customer adoption of multiple solutions and better positioning the Company to accelerate future revenue growth

Completed the integration of Amobee following consolidation of Tremor Video and Amobee DSPs into the significantly enhanced Nexxen DSP, further strengthening the Company’s comprehensive unified data-driven CTV and video-focused suite of technology solutions

NEW YORK, August 17, 2023 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and Connected TV (“CTV”) advertising technology, offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, announced today its financial and operating results for the three and six months ended June 30, 2023. The Company’s financial results for the three and six months ended June 30, 2023, reflect the combined performance of Tremor International and Amobee, while comparative figures for the three and six months ended June 30, 2022, do not include results from Amobee.

Financial Summary

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Contribution ex-TAC: Generated Q2 2023 Contribution ex-TAC of $80.2 million, compared to $70.8 million in Q2 2022, reflecting a year-over-year increase of 13%, and H1 2023 Contribution ex-TAC of $147.1 million, reflecting an increase of 4% compared to $141.8 million in H1 2022. The Company also experienced 20% growth in Contribution ex-TAC in Q2 2023, compared to $66.9 million generated during Q1 2023. The Company benefitted from the strong performance of its core strategic growth drivers, including programmatic revenue and CTV revenue. These increases were partially offset by an anticipated decrease in the Company’s non-core performance activity, as well as a continued weakened advertising demand environment driven by challenging and uncertain macroeconomic conditions.

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Programmatic Revenue: Achieved Q2 2023 programmatic revenue of $76.3 million, reflecting an increase of 26% from $60.7 million in Q2 2022, as well as H1 2023 programmatic revenue of $138.8 million, reflecting a 16% increase from $119.8 million in H1 2022. The Company also experienced 22% growth in programmatic revenue from $62.5 million generated during Q1 2023. These increases reflect the Company’s strategic focus on expanding its programmatic revenue footprint following the completed integration of Amobee.

•
CTV Revenue: Expanded CTV market share, generating CTV revenue of $24.7 million and $45.9 million, respectively, for the three and six months ended June 30, 2023, reflecting year-over-year increases of 5% and 17%, respectively, compared to $23.6 million and $39.4 million during the same prior year periods. The Company also achieved 16% growth in CTV revenue in Q2 2023, compared to $21.3 million in Q1 2023.

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CTV and Programmatic Revenue Percentages: CTV revenue during the three and six months ended June 30, 2023 reflected 32% and 33% of programmatic revenue, respectively, compared to 39% and 33%, respectively, for the same prior year periods, attributable to a significant increase in programmatic revenue. Programmatic revenue increased to 91% and 89% of revenue, respectively, for the three and six months ended June 30, 2023, compared to 80% and 76% of revenue, respectively, for the same prior year periods.

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Adjusted EBITDA: Generated Q2 2023 Adjusted EBITDA of $21.0 million, reflecting a significant 137% improvement from $8.9 million in Q1 2023. Increased Adjusted EBITDA during Q2 2023, compared to Q1 2023, was primarily driven by cost benefits related to the completed integration of Amobee as well as increased Contribution ex-TAC in Q2 2023 compared to Q1 2023. Q2 2023 Adjusted EBITDA of $21.0 million compared to $39.1 million generated during Q2 2022. The Company generated Adjusted EBITDA of $29.9 million in H1 2023, which compared to $77.8 million in H1 2022. The Company continues to anticipate generating increased Adjusted EBITDA and Adjusted EBITDA Margins in H2 2023, compared to H1 2023, based on expectations for increased Contribution ex-TAC in H2 2023 vs. H1 2023 and H2 2022.

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Adjusted EBITDA Margins: Significantly improved Adjusted EBITDA Margin in Q2 2023 to 25% on a revenue basis, and 26% on a Contribution ex-TAC basis, compared to 12% on a revenue basis and 13% on a Contribution ex-TAC basis in Q1 2023. Q2 2023 Adjusted EBITDA Margins compared to 52% on a revenue basis and 55% on a Contribution ex-TAC basis in Q2 2022, prior to the Company’s acquisition and integration of Amobee which was generating losses when first acquired. The Company achieved an Adjusted EBITDA Margin of 19% on a revenue basis and 20% on a Contribution ex-TAC basis in H1 2023, compared to an Adjusted EBITDA Margin of 50% on a revenue basis and 55% on a Contribution ex-TAC basis in H1 2022.

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Video Revenue: Video revenue continued to represent a majority of the Company’s programmatic revenue at approximately 71% and 73%, respectively, for the three and six months ended June 30, 2023, compared to 93% for the same prior year periods. Video revenue is expected to increase as a percentage of programmatic revenue over time as the Company continues to attract new customers and benefit from video-related cross-selling opportunities following the integration of Amobee.

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Liquidity Resources: As of June 30, 2023, the Company had net cash of $94.2 million, consisting of cash and cash equivalents of $195.0 million, offset by $100.0 million in principal long-term debt and $0.8 million of capital leases (consisting entirely of the Company’s server leases), as well as $80 million undrawn on its revolving credit facility. The Company intends to leverage its considerable net cash reserves to fund its existing operations and to support future strategic investments and initiatives, including potential future share repurchase programs and acquisitions.

“We were incredibly pleased to achieve our goal of efficiently completing the integration of Amobee, which featured a tech-rich platform and much larger employee base than Tremor at the acquisition’s close, and to have met our total annualized operating cost synergy target. We accomplished these goals while doubling our Adjusted EBITDA Margin quarter-over-quarter during Q2 2023, underscoring the efficiency of our horizontal operating model and proven track record of successfully integrating large-scale acquisitions. We believe we possess one of the most comprehensive and scaled CTV- and video-focused AdTech platforms in the open internet, boasting differentiated and exclusive data, planning, activation, targeting, and measurement solutions. Our unified technology suite is purpose-built for advertisers, agencies, CTV publishers and broadcasters to significantly optimize returns and effectively meet their goals and KPIs within CTV,” said Ofer Druker, Chief Executive Officer of Tremor International.

Mr. Druker added, “The unification of our robust, data-driven, and highly synergistic platforms, alongside our strategic rebrand as Nexxen, better positions the Company with significantly added scale, and a simplified value proposition, to hold a leadership position in the future CTV advertising ecosystem. We believe that the addition of critical newly-gained capabilities, including holistic linear and CTV cross-planning, and the ability to leverage and organize significant amounts of data to enhance audience knowledge, to more effectively find and target audiences simultaneously across web, social media, and TV, bodes well for the Company’s future growth prospects.”

“While we remain excited for the future and are confident our CTV-related investments will pay off over the long term, accelerated revenue growth has taken longer than initially anticipated. We believe macroeconomic uncertainty is impacting major advertisers’ and agencies’ budgets and willingness to spend during H2 2023, particularly in managed service campaigns, which we believe will also drive cautiousness in willingness to adopt new products and platforms over the period. We are also experiencing longer, and more complex, sales cycles related to our strategic focus on driving larger enterprise deals with major advertisers, agencies, and CTV players, while our enhanced focus on driving growth in our core programmatic and enterprise businesses has contributed to a changed revenue mix shift and lower overall take rates for the Company. We believe impacts from these combined factors will alleviate over time and that we will be better positioned than ever for success, and growth within CTV, when budgets expand and the spending environment improves,” concluded Mr. Druker.

Operational Highlights

•	Completed the technology integration of Amobee, creating one of the most comprehensive unified data-driven CTV and video-focused AdTech platforms in the open internet
o	The Company achieved its target of completing the majority of the technology integration of Amobee by the end of Q2 2023.
o	Achieved anticipated annualized operating cost synergies of $65 million by the end of Q2 2023, in line with the Company’s expectations.
o
Successfully combined the Tremor Video and Amobee DSPs into the significantly enhanced Nexxen DSP, creating one of the most scaled, effective, and efficient enterprise DSP solutions for finding audiences, targeting and measurement, and planning and activating campaigns within the TV ecosystem.

•	Rebranded the Company’s major products and platforms as Nexxen, successfully generating significant momentum and positive response from customers, partners, and prospective customers
o
The rebranding has simplified and streamlined the value proposition of the Company’s unified data-driven horizontal platform for its sales team, customers, and prospective customers, generating strong initial support in the market, particularly as the Company’s sales team has achieved greater success seamlessly packaging multiple technology solutions for customers.

o
The Company intends to change its listed parent Company name from Tremor International Ltd. to Nexxen International Ltd., subject to shareholder approval at the Company’s upcoming Annual General Meeting (“AGM”) later in 2023, the date of which will be announced in due course.

•	Integration of Amobee drove the creation and greater adoption of several new highly innovative technology features and capabilities, as well as new partnerships
o
Launched self-service cross-platform planner, a first-to-market technology, which the Company believes positions it very strongly for the future of TV advertising as linear broadcasters increasingly seek to expand into CTV to reach desired audiences and enhance returns on advertising spend. Major broadcasters and advertising agencies continue to adopt and express interest in the tool following extensive and ongoing testing.

o
Incorporated Nexxen Discovery technology into the Company’s broader suite of solutions and capabilities. Nexxen Discovery assists advertisers in leveraging and organizing significant amounts of data to find audiences simultaneously across web, social media, and TV and effectively target them. The technology enables customers to more efficiently and effectively plan campaigns, and optimize returns on ad spending, when leveraging this powerful data to activate in campaigns through the Nexxen DSP. We believe the tool is a proven differentiator for the Company and can generate significant traction with customers.

o
Created a first-to-market Green Media Product (“GMP”) for CTV via global partnership with Scope3. The partnership enables Scope3’s carbon emission measurement methodology to be applied to CTV inventory with buyers able to access GMP curated deals through the Nexxen SSP to achieve performance goals while mapping and measuring carbon emissions of their media spend within CTV. This has generated significant interest from, and adoption by, agencies, as sustainability has become an increasingly core focus for agencies and their customers.

•
Achieved significant increase in new advertiser and supply partner adoption, as well as examples of customers adopting multiple additional technology solutions, while successfully retaining the overwhelming majority of major customers during both Q2 and H1 2023

o
Nexxen DSP (formerly Tremor Video and Amobee) added 65 new actively-spending first time advertiser customers during Q2 2023, including 30 new enterprise self-service advertiser customers, and 110 new actively-spending first time advertiser customers during H1 2023, across travel, CPG, and entertainment verticals, as well as others.

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Nexxen SSP (formerly Unruly) added 112 new supply partners, including 100 in the US, during Q2 2023 as well as 174 new supply partners during H1 2023, including 149 in the US, across several verticals and formats including CTV, broadcast TV, live sports, and gaming.

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Nexxen CTRL (the combined Nexxen SSP and Nexxen Ad Server), the Company’s self-service platform for publishers, saw PMP (“Private Marketplace”) revenue increase by 217% during Q2 2023 compared to Q2 2022 and by 229% during H1 2023 compared to H1 2022. Growth in PMP business is outpacing growth in all other business units within the Company, driven by a strategic shift of sales resources and efforts into this segment.

o
Nexxen Studio (formerly Tr. ly) continued to expand its CTV creative solutions, launching the industry’s first voice-activated ad able to run across all CTV environments while also generating a 50% increase in adoption of the Company’s turnkey CTV creative solutions in Q2 2023 compared to Q2 2022, and a 10% increase in H1 2023 compared to H1 2022. Nexxen Studio also achieved a 308% increase in the volume of creatives running through Nexxen PMPs in Q2 2023 compared to Q2 2022, as well as a 149% increase in H1 2023 compared to H1 2022. In H1 2023, 86% of Nexxen’s CTV campaigns with creative upgrades featured Nexxen Studio’s QR codes.

o
H/L, a multiservice and independent agency, following its successful collaboration with the Nexxen DSP, expanded its product adoption to leverage more of the Company’s horizontal platform, adding Nexxen Discovery, automatic content recognition (“ACR”) data through the Company’s global exclusive relationship with VIDAA, and the Company’s cross channel-technology.

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The Company continues to expect to generate added revenue related to its investment in VIDAA beginning later in 2023 and beyond, amidst recent significantly increased scale, distribution, and market share gains by VIDAA and Hisense

o
VIDAA, the fastest-growing smart TV operating system among the top Smart TV manufacturers in the world, significantly expanded its distribution, and currently serves as the operating system for over 21 million Connected TVs in approximately 180 countries. The Company expects growing revenue opportunities related to VIDAA’s increasing scale through its investment in the operating system, which enabled global ACR data exclusivity as well as ad monetization exclusivity on VIDAA media in the US, UK, Canada, and Australia for several years.

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According to data from AVC Revo, Hisense (including Toshiba) held the fastest growth rate in the world for global TV shipments during H1 2023, shipping approximately 12.4 million TV sets worldwide, reflecting an increase of roughly 22% compared to H1 2022. Hisense’s global shipment share increased to approximately 14%, a record high for Hisense, as Hisense continued to rank second in the world for global TV shipments share. As Hisense continues to grow its share of global smart TV shipments, the Company is expected to increasingly benefit from its investment in VIDAA, a subsidiary of Hisense, which serves as Hisense’s main CTV operating system.

Financial Guidance

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Management continues to expect increased Contribution ex-TAC, programmatic revenue, and CTV revenue in H2 2023 compared to H1 2023 and H2 2022, with the majority of H2 2023 growth anticipated during Q4 2023.

o	Management continues to anticipate programmatic revenue will reflect approximately 90% of the Company’s full year 2023 revenue.
o
Management expects increased Adjusted EBITDA and Adjusted EBITDA Margins in H2 2023 compared to H1 2023, however, does not expect Adjusted EBITDA and Adjusted EBITDA Margins in H2 2023 to be higher than results generated in H2 2022.

o
Management believes that challenging macroeconomic conditions have driven reduced budgets and will reduce advertising spending across the industry during H2 2023, particularly in managed service campaigns, and that major advertisers will remain cautious and less willing to adopt new products and platforms over the period. Management also believes that longer and more complex sales cycles attributable to the Company’s strategy to drive larger multi-technology-solution enterprise deals, as well as a changing revenue mix shift amidst the Company’s enhanced focus on its core programmatic business, and enterprise business, and continued expected declines in its non-core performance business during H2 2023 vs. H2 2022, will result in weaker-than-previously anticipated full year 2023 financial results. As a result of these combined factors, Tremor International is lowering its full year 2023 expectations to:

•	Full year 2023 Contribution ex-TAC in a range of approximately $320 - $330 million compared to previous expectations for approximately $400 million
•	Full year 2023 Adjusted EBITDA in a range of approximately $85 - $90 million compared to previous expectations for a range of approximately $140 - $145 million

Financial Highlights for the Three and Six Months Ended June 30, 2023 ($ in millions, except per share amounts)

	Three months ended June 30			Six months ended June 30
	2023	2022	%	2023	2022	%
IFRS highlights
Revenues	84.2	75.8	11%	156.0	156.7	(0%)
Programmatic Revenues	76.3	60.7	26%	138.8	119.8	16%
Operating Profit (loss)	(8.0)	15.5	(151%)	(23.2)	29.8	(178%)

Net Income (loss) Margin on a Gross Profit basis	(10%)	12%		(23%)	16%

Total Comprehensive Income (loss)	(3.6)	2.4	(250%)	(20.9)	11.6	(279%)
Diluted earnings (loss) per share	(0.04)	0.05	(184%)	(0.16)	0.12	(238%)

Non-IFRS highlights
Contribution ex-TAC	80.2	70.8	13%	147.1	141.8	4%

Adjusted EBITDA	21.0	39.1	(46%)	29.9	77.8	(62%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	26%	55%		20%	55%

Non-IFRS net Income (loss)	9.3	25.2	(63%)	4.3	52.7	(92%)
Non-IFRS Diluted earnings (loss) per share	0.06	0.16	(60%)	0.03	0.33	(91%)

Three and Six Months Ended June 30, 2023 Financial Results Webcast and Conference Call Details

•	Tremor International Three and Six Months Ended June 30, 2023 Earnings Webcast and Conference Call
•	August 17, 2023, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM BST
•	Webcast Link: https://edge.media-server.com/mmc/p/92qjxsbm
•	Participant Dial-In Numbers:
•	US / Canada Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	International Participant Dial-In Number: (646) 307-1963
•	Conference ID: 9380678

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income, and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income (Loss)," included as part of this press release.

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Contribution ex-TAC: Contribution ex-TAC for Tremor International is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities.  Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

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Adjusted EBITDA: We define Adjusted EBITDA for Tremor International as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

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Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share: We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

PR Contact
Caroline Smith
VP, Communications, Nexxen
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for Q3 2023, Q4 2023, H2 2023, and full year 2023; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for accelerated revenue growth and continued future growth in both the US and international markets in 2023 and beyond; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to Video revenue; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and widespread global supply chain issues that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2023 and beyond; the Company’s plans with respect to its cash reserves; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits from the Amobee acquisition; statements regarding the benefits of the rebranding of the Tremor group to Nexxen, and the Company’s plans with respect thereto, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, and how those conditions may adversely impact Tremor’s business, customers, and the markets in which Tremor competes; changes in industry trends; the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended June 30			Six months ended June 30
	2023	2022	%	2023	2022	%
($ in thousands)
Total comprehensive income (loss)	(3,616)	2,413	(250%)	(20,905)	11,647	(279%)
Foreign currency translation differences for foreign operation	(759)	4,858		(1,379)	6,988
Foreign currency translation for subsidiary sold reclassified to profit and loss	(1,234)	-		(1,234)	-
Tax (benefit) expenses	(4,601)	6,942		(1,140)	10,190
Financial expense, net	2,254	1,266		1,496	993
Depreciation and amortization	19,933	7,630		36,922	15,357
Stock-based compensation	6,495	15,324		13,569	31,353
Acquisition related costs	-	709		-	1,307
Restructuring	796	-		796	-
Other expense	1,765	-		1,765	-
Adjusted EBITDA	21,033	39,142	(46%)	29,890	77,835	(62%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended June 30			Six months ended June 30
	2023	2022	%	2023	2022	%
($ in thousands)
Revenues	84,246	75,828	11%	155,983	156,702	(0%)
Cost of revenues (exclusive of depreciation and amortization)	(14,604)	(13,019)		(30,701)	(29,416)
Depreciation and amortization attributable to Cost of Revenues	(12,489)	(3,803)		(24,416)	(7,632)
Gross profit (IFRS)	57,153	59,006	(3%)	100,866	119,654	(16%)
Depreciation and amortization attributable to Cost of Revenues	12,489	3,803		24,416	7,632
Cost of revenues (exclusive of depreciation and amortization)	14,604	13,019		30,701	29,416
Performance media cost	(3,994)	(4,996)		(8,875)	(14,853)
Contribution ex-TAC (Non-IFRS)	80,252	70,832	13%	147,108	141,849	4%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended June 30		Six months ended June 30
	2023	2022	%	2023	2022	%
($ in thousands)
Net Income (loss)	(5,609)	7,271	(177%)	(23,518)	18,635	(226%)
Acquisition related costs	-	709		-	1,307
Amortization of acquired intangibles	10,214	3,870		17,857	7,885
Restructuring	796	-		796	-
Stock-based compensation expense	6,495	15,324		13,569	31,353
Other expense	1,765	-		1,765	-
Tax effect of Non-IFRS adjustments (1)	(4,312)	(2,012)		(6,132)	(6,478)
Non-IFRS Income	9,349	25,162	(63%)	4,337	52,702	(92%)

Weighted average shares outstanding—diluted (in millions) (2)	144.9	156.9		145.0	158.5

Non-IFRS diluted Earnings Per Share (in USD)	0.06	0.16	(60%)	0.03	0.33	(91%)

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

Auditor's Review Report to the Shareholders of Tremor International Ltd.

Introduction

We have reviewed the accompanying financial information of Tremor International Ltd. and its subsidiaries (hereinafter - “the Company”) comprising the condensed consolidated interim statement of financial position as of June 30, 2023, the related condensed consolidated interim statements of  operation and other comprehensive income for the six and three month periods then ended and the related condensed consolidated interim statements of changes in equity and cash flows for the six-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel)2410 , "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin
Member Firm of KPMG International

August 16, 2023

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	June 30	December 31
	2023	2022
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	195,046	217,500
Trade receivables, net	178,506	219,837
Other receivables	8,421	23,415
Current tax assets	2,554	750

TOTAL CURRENT ASSETS	384,527	461,502

Fixed assets, net	24,267	29,874
Right-of-use assets	35,259	23,122
Intangible assets, net	381,247	398,096
Deferred tax assets	23,709	18,161
Investment in shares	25,000	25,000
Other long-term assets	711	406

TOTAL NON-CURRENT ASSETS	490,193	494,659

TOTAL ASSETS	874,720	956,161

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	12,295	14,104
Trade payables	150,528	212,690
Other payables	27,793	44,355
Current tax liabilities	10,348	9,417

TOTAL CURRENT LIABILITIES	200,964	280,566

Employee benefits	249	238
Long-term lease liabilities	27,970	15,234
Long-term debt	98,805	98,544
Other long-term liabilities	10,041	8,802
Deferred tax liabilities	864	1,162

TOTAL NON-CURRENT LIABILITIES	137,929	123,980

TOTAL LIABILITIES	338,893	404,546

SHAREHOLDERS’ EQUITY:
Share capital	410	413
Share premium	405,627	400,507
Other comprehensive loss	(3,188)	(5,801)
Retained earnings	132,978	156,496

TOTAL SHAREHOLDERS’ EQUITY	535,827	551,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	874,720	956,161

Chairman of the Board of Directors	Chief Executive Officer	Chief Finance Officer

Date of approval of the financial statements: August 16, 2023

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER
COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the six months ended June 30		For the three months ended June 30
	2023	2022	2023	2022
	USD thousands		USD thousands

Revenues	155,983	156,702	84,246	75,828

Cost of revenues (Exclusive of depreciation and amortization shown separately below)	30,701	29,416	14,604	13,019

Research and development expenses	27,076	13,581	13,829	7,198
Selling and marketing expenses	55,976	40,708	27,402	20,348
General and administrative expenses	26,705	32,925	14,669	12,154
Depreciation and amortization	36,922	15,357	19,933	7,630
Other (income) expenses, net	1,765	(5,103)	1,765	-

Total operating costs	148,444	97,468	77,598	47,330

Operating profit (loss)	(23,162)	29,818	(7,956)	15,479

Financing income	(4,331)	(1,027)	(1,404)	(315)
Financing expenses	5,827	2,020	3,658	1,581

Financing expenses, net	1,496	993	2,254	1,266

Profit (loss) before taxes on income	(24,658)	28,825	(10,210)	14,213

Tax benefit (expenses)	1,140	(10,190)	4,601	(6,942)

Profit (loss) for the period	(23,518)	18,635	(5,609)	7,271

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	1,379	(6,988)	759	(4,858)
Foreign currency translation for subsidiary sold reclassified to profit and loss	1,234	-	1,234	-

Total other comprehensive income (loss) for the period	2,613	(6,988)	1,993	(4,858)

Total comprehensive income (loss) for the period	(20,905)	11,647	(3,616)	2,413

Earnings per share
Basic earnings (loss) per share (in USD)	(0.16)	0.12	(0.04)	0.05
Diluted earnings (loss) per share (in USD)	(0.16)	0.12	(0.04)	0.05

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive loss	Retained earnings	Total
	USD thousands

For the six months ended
June 30, 2023
Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total comprehensive income (loss) for the period
Loss for the period	-	-	-	(23,518)	(23,518)
Other comprehensive income:
Foreign currency translation	-	-	1,379	-	1,379
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-	1,234	-	1,234

Total comprehensive income (loss) for the period	-	-	2,613	(23,518)	(20,905)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(8,741)	-	-	(8,748)
Share based compensation	-	13,632	-	-	13,632
Exercise of share options	4	229	-	-	233

Balance as of June 30, 2023	410	405,627	(3,188)	132,978	535,827

For the six months ended
June 30, 2022
Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total comprehensive income (loss) for the period
Profit for the period	-	-	-	18,635	18,635
Other comprehensive loss:
Foreign currency translation	-	-	(6,988)	-	(6,988)

Total comprehensive income (loss) for the period	-	-	(6,988)	18,635	11,647

Transactions with owners, recognized directly in equity
Own shares acquired	(22)	(45,256)	-	-	(45,278)
Share based compensation	-	28,074	-	-	28,074
Exercise of share options	12	1,993	-	-	2,005

Balance as of June 30, 2022	432	422,287	(6,290)	152,394	568,823

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30
	2023	2022
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	(23,518)	18,635
Adjustments for:
Depreciation and amortization	36,922	15,357
Net financing expense	1,324	914
Loss (gain) on leases change contracts	(164)	56
Share-based compensation	13,569	31,353
Loss on sale of business unit	1,765	-
Tax expenses (benefit)	(1,140)	10,190

Change in trade and other receivables	54,399	33,018
Change in trade and other payables	(71,846)	(53,772)
Change in employee benefits	14	(188)
Income taxes received	159	948
Income taxes paid	(6,273)	(10,845)
Interest received	3,845	1,027
Interest paid	(5,046)	(211)

Net cash provided by operating activities	4,010	46,482

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	890	(85)
Payments on finance lease receivable	559	536
Acquisition of fixed assets	(2,099)	(794)
Acquisition and capitalization of intangible assets	(7,560)	(3,034)
Proceeds from sale of business unit	-	489
Acquisition of subsidiaries, net of cash acquired	-	(52)

Net cash used in investing activities	(8,210)	(2,940)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(8,952)	(44,208)
Proceeds from exercise of share options	233	2,005
Leases repayment	(8,525)	(4,159)
Net cash used in financing activities	(17,244)	(46,362)

Net decrease in cash and cash equivalents	(21,444)	(2,820)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	217,500	367,717

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(1,010)	(3,541)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	195,046	361,356

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1:	GENERAL

a.        Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc (“Tremor Video’’) and Nexxen Inc (formerly known as Amobee Inc.), a wholly owned subsidiaries, are the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. Nexxen Group LLC (formerly known as Unruly Group, LLC /RhythmOne, LLC), provides access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Following Nexxen Inc’s acquisition the Company also acquired a Linear TV Planning feature which allows sellers at national broadcasters to generate linear TV plans during and after upfronts. Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

New Brand Update

On June 12, 2023, the Company rebranded all of its core products and platforms under the Nexxen brand. The Company believes the rebranding and unification under Nexxen will enhance its commercial focus, and better convey the holistic value proposition of its horizontal technology stack to the market for the Company’s next phase of growth.  As part of the new rebranding, the Company changed the expected useful life of the previous brands, which supposed to be completed by the end of the year.

b.        Definitions:

In these financial statements –

The Company	-	Tremor International Ltd.

The Group	-	Tremor International Ltd. and its subsidiaries.

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Nexxen Group LLC, Unruly Holding Ltd, Tremor Video Inc, Nexxen Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:          BASIS OF PREPARATION

a.	Statement of compliance:

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2022 (hereinafter – “the annual financial statements”).

The condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 16, 2023.

b.	Use of estimate and judgment:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

c.
Change in classification

During the six months ended June 30, 2023, the Company changed the classification of the current maturities of the unfavorable contract from other payables to other long-term liabilities. Comparative amounts were reclassified for consistency in the amount of USD 1,350 thousand.

NOTE 3:          SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements, there was no change in accounting policies or any new relevant standards during the reporting period.

NOTE 4:          LEASES

Material lease agreements entered into during the reporting period

During the six months ended June 30, 2023, the Group entered into a new lease agreement for data center and related network infrastructure with contractual original lease period of 5.5 years. Accordingly, on lease commencement, the Group recognized in the statement of financial position a lease liability in the amount of USD 8,831 thousand that is measured at the present value of the outstanding lease payments at that time, and concurrently recognized a right-of-use asset in the same amount.

In addition, the Group entered into new lease agreements for offices in the US with contractual original lease periods of 3.75 to 6 years from several lessors. Accordingly, on lease commencement, the Group recognized in the statement of financial position a lease liability in the amount of USD 8,968 thousand that is measured at the present value of the outstanding lease payments at that time, and concurrently recognized a right-of-use asset in the same amount.

NOTE 5:          SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2023	2022
	Number of shares

Balance as of January 1	144,477,962	154,501,629
Own shares acquired by the Group	(2,505,851)	(7,401,470)
Share based compensation exercise to shares	1,343,642	3,887,518

Issued and paid-in share capital as of June 30	143,315,753	150,987,677

Authorized share capital	500,000,000	500,000,000

1)	Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

2)	Own shares acquisition:

On September 20, 2022, the Board of Directors approved a USD 20 million share repurchase program under which the Company is authorized to purchase up to USD 20 million of its Ordinary Shares. The share repurchase program was completed in the first quarter of 2023. During 2023, the Company repurchased 2,505,851 ordinary shares in aggregate amount of USD 8.7 million which was financed by existing cash resources.

NOTE 6:	EARNINGS PER SHARE

Basic earnings per share:

The calculation of basic earnings per share for the six and three months ended June 30, 2023, and 2022, was based on the profit (loss) for the periods divided by a weighted average number of ordinary shares outstanding, calculated as follows:

 Profit (loss) for the period:

	Six months ended June 30
	2023	2022
	USD thousands

Profit (loss) for the period	(23,518)	18,635

	Three months ended June 30
	2023	2022
	USD thousands

Profit (loss) for the period	(5,609)	7,271

 Weighted average number of ordinary shares:

	Six months ended June 30
	2023	2022
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	142,990,666	153,609,625

Basic earnings (loss) per share (in USD)	(0.16)	0.12

	Three months ended June 30
	2023	2022
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	142,612,533	153,093,909

Basic earnings (loss) per share (in USD)	(0.04)	0.05

NOTE 6:	EARNINGS PER SHARE (Continue)

Diluted earnings per share:

The calculation of diluted earnings per share for the six and three months ended June 30, 2023, and 2022, was based on profit (loss) for the period divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares:

	Six months ended June 30
	2023	2022
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	142,990,666	153,609,625
Effect of share options issued	-	4,904,789

Weighted average number of ordinary shares used to calculate diluted earnings per share	142,990,666	158,514,414

Diluted earnings (loss) per share (in USD)	(0.16)	0.12

	Three months ended June 30
	2023	2022
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	142,612,533	153,093,909
Effect of share options issued	-	3,768,860

Weighted average number of ordinary shares used to calculate diluted earnings per share	142,612,533	156,862,769

Diluted earnings (loss) per share (in USD)	(0.04)	0.05

For the six and three month periods ended June 30, 2023, 1,985,302 thousand and 2,295,486 thousand share options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

NOTE 7:          SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2023	2022	2023	2022
	(Thousands)		(USD)

Outstanding of 1 January	4,772	6,026
Forfeited	(507)	(586)	6.17	7.05
Exercised	(346)	(941)	2.02	1.97
Granted	-	620	-	7.22

Outstanding of June 30	3,919	5,119
Exercisable of June 30	1,559	1,216

c.	Information on measurement of fair value of share-based compensation plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate.

The total expense recognized in the six months period ended June 30, 2023, and 2022, with respect to the options granted to employees, amounted to approximately USD 1,486 thousand and USD 3,272 thousand, respectively.

The total expense recognized in the three months period ended June 30, 2023, and 2022, with respect to the options granted to employees, amounted to approximately USD 755 thousand and USD 1,915 thousand, respectively.

d.	Restricted Share Units (RSU):

The number of restricted share units is as follows:

	Number of RSUs		Weighted-Average Grant Date Fair Value
	2023	2022	2023	2022
	(Thousands)

Outstanding at 1 January	5,288	8,146	8.277	8.606
Forfeited	(119)	(142)	7.273	10.085
Exercised	(990)	(1,308)	9.002	8.819
Granted	-	252	-	7.095

Outstanding at June 30	4,179	6,948	8.135	8.786

The total expense recognized in the six months period ended June 30, 2023, and 2022, with respect to the RSUs granted to employees, amounted to approximately USD 8,429 thousand and USD 19,447 thousand, respectively.

The total expense recognized in the three months period ended June 30, 2023, and 2022, with respect to the RSUs granted to employees, amounted to approximately USD 3,938 thousand and USD 9,253 thousand, respectively.

NOTE 7:          SHARE-BASED COMPENSATION ARRANGEMENTS (Continue)

e.	Performance Stock Units (PSU):

The number of performance stock units is as follows:

	Number of PSUs		Weighted-Average Grant Date Fair Value
	2023	2022	2023	2022
	(Thousands)

Outstanding of January 1	1,992	4,486	8.937	6.796
Forfeited	(16)	-	7.541	-
Exercised	(8)	(1,639)	9.349	2.090
Granted	-	48	-	7.095

Outstanding of June 30	1,968	2,895	8.948	9.477

The vesting of the PSUs is subject to continued employment and compliance with the performance criteria determined by the Company’s Compensation Committee and the Company’s Board of Directors.

The total expense recognized in the six months ended June 30, 2023, and 2022, with respect to the PSUs granted to employees, amounted to approximately USD 3,654 thousand and USD 8,634 thousand, respectively.

The total expense recognized in the three months ended June 30, 2023, and 2022, with respect to the PSUs granted to employees, amounted to approximately USD 1,802 thousand and USD 4,156 thousand, respectively.

NOTE 7:          SHARE-BASED COMPENSATION ARRANGEMENTS (Continue)

f.	Share based expense recognized in the statements of operation and other comprehensive income is as follows:

	Six months ended June 30
	2023	2022
	USD thousands

Selling and marketing	2,603	6,846
Research and development	2,478	4,593
General and administrative	8,488	19,914

	13,569	31,353

	Three months ended June 30
	2023	2022
	USD thousands

Selling and marketing	1,399	3,680
Research and development	1,205	2,472
General and administrative	3,891	9,172

	6,495	15,324

NOTE 8:	LONG-TERM DEBT

In September 2022, Nexxen Group US Holdings Inc. (formerly known as Unruly Group US Holding Inc.) entered into a $90 million senior secured term loan facility (the Term Loan Facility) and a $90 million senior secured revolving credit facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Nexxen Inc. (see also note 11 to the Company's annual financial statements).

During the six and three month periods ended June 30, 2023, the Company recognized interest expenses in the amounts of USD 3,183 thousand and USD 1,657 thousand, respectively. Total interest paid during the six months ended June 30, 2023, was USD 4,180 thousand.

NOTE 9:	OPERATING SEGMENTS

The Company has a single reportable segment as a provider of marketplace for digital marketing services.

Geographical information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Six months ended June 30
	2023	2022
	USD thousands

America	144,988	142,718
APAC	4,219	8,422
EMEA	6,776	5,562

Total	155,983	156,702

	Three months ended June 30
	2023	2022
	USD thousands

America	79,562	66,520
APAC	1,288	6,490
EMEA	3,396	2,818

Total	84,246	75,828

NOTE 10:	CONTINGENT LIABILITY

On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion.  On September 10, 2021, the Company amended its complaint against Alphonso and added LG Electronics, Inc. (“LGE”) as a Defendant. The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with the Company, Alphonso and LGE’s tortious interference with Tremor’s contractual relationships and business relations, and related misconduct.

On May 24, 2021, Alphonso filed a complaint against the Company in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, unfair competition, and tortious interference with business relations.  Alphonso, LGE, and the Company are currently engaged in depositions and expert discovery.

On June 21, 2022, Alphonso, Inc. (“Alphonso”) filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law.  On July 19, 2022, Alphonso also filed a motion for a preliminary injunction. On October 31, 2022, the Court denied Alphonso’s motion for a preliminary injunction. Alphonso and the Company are currently engaged in fact discovery. The Company believes that the likelihood of a material loss is remote but at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.

In March 2023, Alphonso remitted USD 11.3 million to the Company, comprising USD 7.25 million related to a secured advance repayment under the Security Agreement and USD 4.1 million related to additional interest, penalties and fees including reimbursement of certain legal fees. The matter is ongoing, and the Company is seeking additional damages and other relief.